AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED

Agreement to Sell All Aircraft

Aircraft Lease Portfolio Securitisation 92-1 Limited (the “Company”) and Clarks Summit I, LLC (the “Purchaser”) have entered into a Master Aircraft Sale Agreement (the “Agreement”), dated 18 April 2005, whereby the Company has agreed, subject to the terms of the Agreement, to sell all nine of its aircraft (as a single portfolio) to the Purchaser or any nominee thereof for U.S.$93,250,000 (the “Purchase Price”), subject to a reduction of approximately U.S.$1.1 million based on an agreed sharing of the accrued rents for the period of January to March 2005, payable in cash. The Purchase Price includes applicable security deposits and maintenance reserves. On the date of transfer of title to each aircraft by the Company the Purchaser will, through a set-off arrangement, deduct from the applicable portion of the Purchase Price for that aircraft the cash security deposit (if any) and all maintenance reserves (if any) held on that date for that aircraft by the Company or the relevant subsidiary of the Company. Proceeds net of such deduction will be received by the Company for distribution in accordance with the priority of payments provided in the Deed of Charge.

As discussed in the Company’s Annual Report on Form 20-F (the “Annual Report”), filed with the U.S. Securities and Exchange Commission (the "Commission") on 1 October 2004, beginning on 27 December 2004 the Deed of Charge required (subject to limited exceptions) that any sale of an aircraft owned by the Company be for a sale price at least equal to the Class A Note Target Price. At the time the Letter of Intent (the “Letter of Intent”) related to the Agreement was executed on 13 January 2005 the Class A Note Target Price was approximately U.S.$77,206,166 in aggregate for the nine aircraft.

Based on this requirement, the current market value of the aircraft, the upcoming legal final maturity date of all the Notes in June 2006 and other related factors, the Company’s Board of Directors requested that the Servicer, Babcock & Brown, undertake an extensive marketing campaign to sell all the aircraft on or after 27 December 2004 at a price in excess of the Class A Note Target Price and at the highest price achievable so as to maximize value to all Noteholders. In accordance with this request, the Servicer distributed sale information to 62 potential bidders and in due course received several competitive bids. The Board of Directors determined to sell the aircraft to the Purchaser after review of each of the bids and consideration of the bid prices, the Servicer’s recommendations, and various other factors, such as whether the bidders would require outside financing to successfully complete their purchase. The Purchaser is an affiliate of Lehman Brothers Inc., and Lehman Brothers was the lead underwriter of the Notes issued by the Company on 27 June 1996 and is a principal Noteholder.

As we indicated in our Press Release, dated 13 January 2005, the Company and the Purchaser had, on that date, entered into a Letter of Intent with respect to this purchase. Following the execution of the Letter of Intent, the Company was required pursuant to the Deed of Charge to provide pre-emption rights to the Class D and Class E Noteholders. In accordance with the Deed of Charge, the Class D and Class E Noteholders were given written notice of their rights to, within 30 days of such notice of the proposal to sell, pre-empt the sale by providing an irrevocable written notice to the Company that, within 90 days of their written notice, they would purchase the aircraft at 102% of the agreed Purchase Price. This pre-emption period ended on 12 February 2005 without the Company receiving any notice of pre-emption from any Class D or Class E Noteholders.

The net sale proceeds received by the Company in accordance with the set-off described above, plus the Company's cash reserves after discharging all other liabilities will be used to pay Noteholders in accordance with the priority of payments set forth in the Deed of Charge. On the basis of the agreed Purchase Price, after the sale of all aircraft has been completed, the Company expects that such net sale proceeds and the available cash reserves will be sufficient to enable the holders of the Class A Notes to be repaid all outstanding principal and the holders of the Class B Notes to be repaid a portion of outstanding principal but that the holders of the Class C, Class D and Class E Notes will receive no further repayments of principal. The Company expects that the aircraft delivery dates will be staggered over several months. As the Company receives cash for each aircraft delivery, the cash will be distributed on the next following Payment Date in accordance with the priority of payments provided in the Deed of Charge. However, the sale and delivery of each aircraft is subject to a number of conditions precedent in accordance with the Agreement and if these conditions are not satisfied one or more aircraft sales may be deferred or may not occur. The Company has no reason to believe the conditions precedent will not be satisfied, but no assurances can be given that the agreed sale of any or all aircraft will be completed. Assuming the sales are completed, following delivery of the last of the aircraft, the Company will terminate its operations and be wound up in accordance with the laws of Jersey. The Company expects to take all actions appropriate to cause such termination and winding up to occur as quickly after delivery of the final aircraft as possible, but this process is subject to procedures governed by Jersey law and the requirements of the Deed of Charge and therefore may take several months or longer to occur. The Company anticipates that it will be required to retain some funds to pay the Company’s liabilities during the course of its winding up and that any remaining funds will be released in accordance with the priority of payments provided in the Deed of Charge prior to the dissolution of the Company.

Forward-Looking Statements and Defined Terms

This Press Release contains forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

All capitalized terms used in this Press Release and not defined herein have the meanings ascribed to them in the Company’s Annual Report filed with the Commission on 1 October 2004.

Each class of Notes has been issued pursuant to the Deed of Charge. Holders of each class of the Pass Through Certificates, Series A referenced on the cover page of the Annual Report derive their right to payments from the payments due on the related class of the Notes. Therefore, all references to Noteholders, Notes and any class thereof throughout this Press Release should be read to apply equally to the Certificateholders, Certificates and any class thereof, respectively.

Further Information

For further information you may contact the Servicer at the address below.

Colm Barrington

Babcock & Brown Limited

West Pier

Dun Laoghaire

Co Dublin

Ireland

Phone:	+ 353 1 231 1900
Fax:	+ 353 1 231 1901
E-mail:	colm.barrington@babcockbrown.com

18 April 2005